

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2021

Fawad Maqbool
President and Chief Executive Officer
AmpliTech Group, Inc.
620 Johnson Avenue
Bohemia, New York 11716

>   **Re: AmpliTech Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 1, 2021**
>   **File No. 333-254969**

Dear Fawad Maqbool:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Andi Carpenter at 202-551-3645 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing